[LETTERHEAD OF KILPATRICK TOWNSEND & STOCKTON LLP]

Suite 900 607 14th St., NW Washington DC 20005-2018 t 202 508 5800 f 202 508 5858 www.KilpatrickTownsend.com

February 8, 2011	direct dial 202 639 4734 direct fax 202 585 0070 ehellmold@kilpatricktownsend.com

Mr. John Nolan

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, DC 20549

Re:	Fraternity Community Bancorp, Inc.

Registration Statement on Form S-1

Amendment Number 5

File Number 333-170215

Dear Mr. Nolan:

On behalf of Fraternity Community Bancorp, Inc. (the “Company”), please find the Company’s response to the staff’s comment letter issued on February 8, 2011 regarding Pre-effective Amendment No. 5 to the Registration Statement on Form S-1 filed on February 7, 2011 (the “Registration Statement”). To aid in your review, we have repeated the staff’s comments followed by the Company’s responses. As discussed with the staff, no amendment is required in connection with these responses.

Financial Statements, page F-2

Comment No. 1:

Please note the updating requirements for the financial statements and related disclosures pursuant to Rules 3-12 of Regulation S-X.

Response to Comment No. 1:

The comment is noted.

Exhibit 23

Comment No. 2:

Provide a current consent of the independent accountant in any amendment.

Mr. John Nolan

February 8, 2011

Response to Comment No. 2:

A current consent of Stegman & Company was filed with the Registration Statement and appears immediately following the signature page of the Registration Statement.

* * * *

If you have any questions or further comments, please contact the undersigned at (202) 639-4734.

Very truly yours,

/s/ Erich M. Hellmold
Erich M. Hellmold

Enclosures

cc:	Thomas K. Sterner, Fraternity Community Bancorp, Inc.

Babette Cooper, Securities and Exchange Commission

David Lyon, Securities and Exchange Commission

Gary R. Bronstein, Esq.

Joel E. Rappoport, Esq.